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                                                      1875 K Street, NW
                                                      Washington, DC 20006-1238
                                                      Tel: 202 303 1000
                                                      Fax: 202 303 2000

VIA EDGAR

January 11, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: iShares, Inc.
         File Nos. 33-97598, 811-09102
         Post-Effective Amendment No. 48

Ladies and Gentlemen:

On behalf of iShares, Inc. (the "Company"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 48 (the "Amendment") to the Company's Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding one new fund to the
Company:

      iShares MSCI Emerging Markets Small Cap Index Fund (the "Fund").

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission in its review of the Amendment to the Registration Statement.

(1) Investment Objective and Underlying Index

The underlying index of the Fund is the MSCI Emerging Markets Small Cap Index (the "Index"). The Index targets 40% of the eligible small cap universe within each industry group and each country represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The composition of the Index is based upon a methodology established by MSCI Inc.

The Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Index.

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(2) Other Fund Specific Disclosure

The Fund's description of its investment strategy (i.e., the Fund, using representative sampling, will at all times invest at least 90% of its assets in the securities of the Index or in American Depositary Receipts, Global Depository Receipts or European Depository Receipts) and risk factors are specific to the Fund. The portfolio managers are also specific to the Fund. In addition, the Fund requires that requests for creation and redemption of Creation Units be submitted by 11:59 p.m. Eastern time in order to receive the next business day's NAV.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 35, filed pursuant to Rule 485(a) on July 19, 2007, relating to the iShares MSCI Japan Small Cap Index Fund (which became effective on December 14, 2007).

The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Management - Investment Adviser," "Management - Administrator, Custodian and Transfer Agent," "Shareholder Information," "Determination of NAV," "Dividends and Distribution," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information," "Continuous Offering," "Management - Investment Adviser," "Management - Code of Ethics," "Management - Administrator, Custodian and Transfer Agent," "Management - Distributor," "Brokerage Transactions," "Creation and Redemption of Creation Units," "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information.

                                 *  *  *  *  *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, in accordance with Investment Company Act Release No. 13768, we request that the Registration Statement be given selective review.

If you have any questions or comments, please call Elliot Gluck of this firm at
(212) 728-8138 or me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno
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Anthony A. Vertuno

cc: Kevin D. Smith, Esq.
    Benjamin J. Haskin, Esq.
    Elliot J. Gluck, Esq.

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